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Exhibit 4.6

Lord Turnbull
82 Idmiston Road
London
SE27 9HQ

29 March 2006

Dear Andrew

PRUDENTIAL PLC—LETTER OF APPOINTMENT

 The Board of Prudential plc (the "Company") has agreed to appoint you as non-executive Director with effect from the close of the Annual General Meeting on 18 May 2006. It is also intended that you should join the Audit Committee of the Board from 1 January 2007. I am now writing to set out the terms of your appointment. It is agreed that this is a contract for services subject to the Company's Articles of Association as amended from time to time and does not constitute a contract of employment.

Appointment

 Your appointment is subject to election by shareholders at the AGM in 2006. Continuation of your appointment will be contingent on satisfactory performance and re-election at forthcoming AGMs. Non-executive Directors are typically expected to serve two three-year terms from the date of election by shareholders, although the Board may invite you to serve for an additional period.

The appointment may be terminated by and at the discretion of either party upon six months' written notice. Upon termination you will not be entitled to any compensation, other than accrued pro-rata fees, and you shall also cease to be a member of any committee or sub-committee of the Board. All records, documents, accounts, letters and papers of every description (including in particular Board and Committee agendas, minutes and papers) within your possession or control relating to the affairs and business of the Group are and will remain the property of the Company, and shall be returned to the Company forthwith on termination.

Time Commitment

 We would anticipate a time commitment as a Board member of approximately 12-14 days per year depending on the amount of time needed for preparation and on whether there are any significant issues which require extra time or meetings. We currently schedule a total of 9 Board meetings per year one of which is followed by the AGM. The Board usually holds some of these meetings at one of the Business Units and this coincides with a detailed presentation on that Business unit by its senior management and in addition for a strategy day. Remuneration Committee meetings are held at least 3 times a year and usually take place on the same day as Board meetings. We currently schedule 6 Audit Committee meetings a year and it would be reasonable to assume that membership of the Audit Committee requires at least another 6 days, again depending on the amount of time needed for preparation. In addition, non-executive Directors usually meet around 3 times a year without the executive Directors and once a year without the Chairman present.

Whilst we acknowledge that you have other commitments which may mean you will not be able to attend all meetings of the Board and relevant committees, you confirm by accepting this appointment that you believe that you are able to allocate sufficient time to the Company's affairs to meet the demands of the role. You should discuss any additional commitments that might impact on the time you are able to devote to your role as a non-executive Director of the Company with me prior to accepting.

Role

 Non-executive Directors have the same general legal responsibilities to the Company as any other Director. The Board as a whole is collectively responsible for the success of the Company. The Board:

  •
  Provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

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  Sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and

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  Sets the Company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

Directors of any company must take decisions objectively in the interests of that company. A summary of responsibilities of Directors is enclosed.

In addition to these general requirements of all Directors, the role of the non-executive Director has the following key elements:

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  Strategy.    Non-executive Directors should constructively challenge and help develop proposals on strategy.

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  Performance.    Non-executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. This is achieved both at the Board and on a more individual level through the Remuneration Committee.

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  Risk.    Non-executive Directors should satisfy themselves of the integrity of financial information and that financial controls and systems of risk management are robust and defensible. This is achieved by escalating key issues to the Board either directly or via the Audit Committee. The Audit Committee itself reviews the activities of the Group Risk Committee and the Disclosure Committee.

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  People.    Non-executive Directors have a prime role in appointing, and where necessary removing, executive Directors and in succession planning. In addition, they are responsible for determining appropriate levels of remuneration for executive Directors. This business is mainly conducted via the Remuneration Committee.

Fees, committee membership and expenses

 Non-executive members of the Board are required to serve on Committees of the Board. The three main Committees are Audit, Remuneration and Nomination. I will discuss your Committee memberships with you from time to time.

Non-executive Directors' fees are subject to annual review by the Board and are currently £50,000 per annum for Board membership, accruing on a daily basis and payable quarterly in arrears. Fees for Audit Committee membership are currently an additional £15,000 per annum. Fees are payable net of tax and National Insurance contributions which Prudential is required to deduct, and are reviewed by the Board from time to time.

The net proceeds after tax and National Insurance deductions (if any) of £25,000 per annum of your gross fees will be deducted at source, in equal quarterly instalments, and applied in the purchase of ordinary shares in Prudential plc on your behalf. This transaction will take place on the last working day each Quarter.

As a non-executive Director you are not entitled to participate in any of the Group's executive remuneration programmes or pension arrangements.

Directors are entitled to claim for all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or Committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties. We would normally expect to meet non-executive Directors' expenses for long-distance travel and hotels where an overnight stay is necessary. Expenses incurred should be submitted to my office for approval.

Shareholding and dealing

 I draw your attention to Article 111 onwards of the enclosed Articles of Association of the Company which deal with a number of matters relating to Directors. Article 120 requires you to be a beneficial owner of 2,500 Prudential shares and to retain them during the tenure of your office. The Articles require that these shares be acquired within two months of your appointment if you do not already have an interest in the required number of shares.

Similarly, the shares purchased on your behalf each Quarter must also be held whilst you are in office.

Further information relating to Directors' interests in the Group's securities are contained in the supplemental letter, which deals with some of the practical aspects of your appointment. During your term in office you will be subject to Prudential's Share Dealing Rules, full particulars of which can be found on our Directors' website. These are updated as required to reflect changes in legislation and regulations, and will provide you with the necessary guidance on the steps you need to take and other considerations relating to share dealings.

If you have any questions on this please consult with Group Secretarial. The relevant announcement for the acquisition of shares on your behalf at the end of each Quarter will be made automatically. Details of any other dealings need to be notified to Group Secretarial on the day of dealing so that the announcement can be made within the required time limit.

Conflicts of interests and disclosure obligations

 It is accepted and acknowledged that you have business interests other than those of the Company and we have discussed these and agreed that no conflicts of interest currently exist. In the event that you become aware of any future potential conflicts of interest, these should be disclosed to me and the Company Secretary as soon as apparent, prior to accepting appointments. In particular we would not wish our Directors to serve on the Boards of financial services competitors.

The Company has an obligation to record on its register of directors' details of other directorships which are or were held during the past five years by its directors. This information, together with non-statutory offices, is also required to be disclosed to insurance regulators in the US on an annual basis. Any changes in your external appointments, including non-statutory offices, should be notified to the Company Secretary or Deputy Group Secretary on an ongoing basis, in particular any changes in your directorships of other quoted companies worldwide need to be notified promptly, as the Company is required to announce this to the London Stock Exchange.

Confidentiality

 All information acquired during your appointment is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from me. You accept that damages would not be a sufficient remedy for unauthorised disclosure of information.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from me or the Company Secretary.

Induction

 Following your appointment, the Company will provide an induction programme, details of which are enclosed. This will include meetings with senior management and the Company's auditor.

Board evaluation

 The performance of individual Directors and the whole Board and its Committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me as soon as is appropriate.

Professional development

 As a Director you will be invited to appropriate educational and/or professional development programmes, determined as part of the annual Board evaluation programme or by the Board generally.

Directors' and officers' protection

 The Company has directors' and officers' liability insurance and it is intended to maintain such cover for the full term of your appointment. A brief summary of the cover can be found in Prudential's Guidance Notes for Directors, which is updated and issued to all Directors on a regular basis.

The Company has also resolved to provide you with indemnity cover for directors' and officers' liability within the limitations imposed by law. In addition, the Company will provide you with a limited indemnity for certain personal liabilities you may suffer in the course of your appointment, subject again to applicable statutory and other limitations, pursuant to the Company's constitutional documents or otherwise.

The Board has also resolved to have a discretionary payments policy (subject to regular review), the existence of which Directors (executive and non-executive) and certain employees or members of the Prudential Group may rely on, to protect them from personal liability arising out of the bona fide performance of their duties on behalf of the Group.

Independent professional advice

 Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the Company's expense. This would normally be arranged through the Company Secretary. The Company will reimburse the full cost of expenditure incurred in accordance with the policy. Details of the agreed procedure under which Directors may obtain such independent advice can be found in the Prudential Guidance Notes for Directors.

Yours sincerely

/s/David Clementi

Sir David Clementi
Chairman
Prudential plc

Acknowledgement:

1.
I acknowledge that this appointment letter does not constitute a contract of employment.

2.
I irrevocably instruct Prudential plc to deduct all relevant amounts from each quarterly fee payment due to me and to apply the appropriate amount in the purchase of shares on my behalf as set out above.

3.
I confirm that by having accepted this appointment, I am able to allocate sufficient time to meet the demands of the role.

Signed:	/s/Andrew Turnbull
4.4.06

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  Exhibit 4.6